Exhibit 99.1

Results of Annual General Meeting

Australia - May 31, 2021 - Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), announces the outcome of the resolutions considered at the Company's Annual General Meeting ("AGM") held at 10:30am (Adelaide, Australia time) on May 31, 2021.

RESULTS OF AGM

All resolutions set out in the Notice of AGM dated May 7, 2021 were approved by greater than 50% of shareholders present by polls. Proxy / Votes Summary details of the resolutions and the proxies received for the resolutions are disclosed below.

Resolution 1. Approval of Appointment of Director: Mr. Luis PUYAT

For	Against	Abstain	Proxy's Discretion
2,390,367	2,330,204	2,675	0

Resolution 2. Approval of Appointment of Director: Ms. Jannu Binti BABJAN

For	Against	Abstain	Proxy's Discretion
2,390,271	2,331,430	1,095	0

For and on behalf of the Board

/S/ Cecil Te Hwai HO
Cecil Te Hwai HO
Company Secretary

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE